UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64815/July 6, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14411

_____

In the Matter of	:	
	:	
D'BRIT CORP.,	:	
DAIR VENTURES, INC.,	:	ORDER MAKING
DATEQ INFORMATION NETWORK, INC.	:	FINDINGS AND
(N/K/A LEXISNEXIS RISK SOLUTIONS, INC.),	:	REVOKING
D.C. TRADING & DEVELOPMENT CORP.,	:	REGISTRATIONS BY
DELSOFT CONSULTING, INC.,	:	DEFAULT AS TO
DEV-TECH CORP. (N/K/A DEV SEC, INC.),	:	SEVEN RESPONDENTS
DIGITAL PRODUCTS CORP., and	:	
DOLLAR TIME GROUP, INC.	:	

_____

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 6, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by June 11, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Respondents[1] are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

      D'Brit Corp. (D'Brit) (CIK No. 771858) is a void Delaware corporation located in McLean, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). D'Brit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1997, which reported a net loss of over $108,000 for the prior six months.

      Dair Ventures, Inc. (Dair Ventures) (CIK No. 1139511), is a dissolved Florida corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dair Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported no income or loss for the prior three months.

_____

[1] The proceeding has ended as to Respondent DATEQ Information Network, Inc. (n/k/a LexisNexis Risk Solutions, Inc.). See Exchange Act Release No. 64801 (July 5, 2011).

D.C. Trading & Development Corp. (D.C. Trading) (CIK No. 27448) is a void Delaware corporation located in Arlington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). D.C. Trading is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993, which reported a net loss of over $680,000 for the prior twelve months.

Delsoft Consulting, Inc. (Delsoft) (CIK No. 1029424), is a revoked Georgia corporation located in Roswell, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Delsoft is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of over $610,000 for the prior six months.

Dev-Tech Corp. (n/k/a Dev Sec, Inc.) (Dev-Tech) (CIK No. 818970) is a dissolved Florida corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dev-Tech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1995, which reported a net loss of over $989,000 for the prior nine months.

Digital Products Corp. (Digital Products) (CIK No. 28895) is a dissolved Florida corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Products is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1995, which reported a net loss of over $993,000 for the prior nine months. On April 3, 1997, Digital Products filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on June 29, 2004.

Dollar Time Group, Inc. (Dollar Time) (CIK No. 859791), is a Nevada corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dollar Time is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 25, 1995, which reported a net loss of over $12.4 million for the prior twelve months. On July 24, 1995, Dollar Time filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was converted to Chapter 7, and the case was terminated on August 8, 2003.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of D'Brit Corp., Dair Ventures, Inc., D.C. Trading & Development Corp., Delsoft Consulting, Inc., Dev-Tech Corp. (n/k/a Dev Sec, Inc.), Digital Products Corp., and Dollar Time Group, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge